<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
      August 2006
      Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated May 1, 2006.
                                                     Issued: September 29, 2006
[LOGO] Morgan Stanley[LOGO]
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                          INCEPTION-  COMPOUND
                                                                                                           TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005    2006     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %      %       %         %          %
-------------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    (3.5)      22.6       5.3
                                                                     (3 mos.)                    (8 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6)   4.2       63.9       4.0
                 (10 mos.)                                                                       (8 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)   0.1       86.1       8.6
                                               (10 mos.)                                         (8 mos.)
-------------------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)   (3.6)       0.8       0.1
                                               (10 mos.)                                         (8 mos.)
-------------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
August 2006
Dear Limited Partner:
 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of August 31, 2006 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $12.26   -0.53%
                       ---------------------------------
                       Charter MSFCM    $16.39   2.94%
                       ---------------------------------
                       Charter Graham   $18.61   -2.61%
                       ---------------------------------
                       Charter Millburn $10.08   -1.58%
                       ---------------------------------

 Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
 The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
 As disclosed in the letter sent to Limited Partners of Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM") on September 21, 2006, Limited Partners are reminded that effective September 15, 2006, Demeter Management Corporation ("Demeter"), the general partner of Charter MSFCM, has decided to remove VK Capital, Inc. ("VK Capital") as the sole trading advisor to Charter MSFCM. Consequently, VK Capital has ceased all futures interests trading on behalf of Charter MSFCM as of that date. Also, as disclosed in the letter sent to Limited Partners of Morgan Stanley Charter Millburn L.P. ("Charter Millburn") on September 21, 2006, Limited Partners are reminded that effective September 30, 2006, Demeter, the general partner of Charter Millburn, has decided to remove Millburn Ridgefield Corporation ("Millburn") as the sole trading advisor to Charter Millburn. Consequently, Millburn has ceased all futures interests trading on behalf of Charter Millburn as of that date. Demeter expects to allocate Charter MSFCM's assets and Charter Millburn's assets to a replacement trading advisor(s) on or about December 1, 2006. In the interim, all Charter MSFCM's assets and Charter Millburn's assets will be paid interest at the rate specified in the Charter Series currently effective prospectus, with your share of interest credited to your Units. No management, brokerage, or incentive fees will be charged during this interim period, given the absence of futures interests trading by Charter MSFCM or Charter Millburn.
 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Ave., 8th Floor, New York, NY 10017, or your Morgan Stanley Financial Advisor.
 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.
Sincerely,
/s/ Walter J. Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.
                      This page intentionally left blank.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                    [CHART]
                   Month ended              YTD ended
                  August 31, 2006         August 31, 2006
                   ------------            ------------
Currencies              0.64%                  -5.54%
Interest Rates          0.39%                   1.87%
Stock Indices           0.41%                   1.31%
Energies               -1.64%                  -0.88%
Metals                 -0.08%                   2.28%
Note: Reflects trading results only and does not include fees or interest income.
During the month the Fund incurred losses across the energy and metals sectors. These losses were partially offset by gains generated in the currency, global stock index, and global interest rate sectors.
Within the energy markets, long futures positions in crude oil and its related products incurred losses as prices reversed lower after remarks by U.S. Department of Energy Secretary Samuel Bodman suggested there were adequate supplies to make up for the loss of output due to BP's recent pipeline shutdown in Alaska. Additionally, prices were pressured lower after reports of a terrorist plot to attack U.S.-bound flights from the United Kingdom increased concerns that demand for oil may weaken as consumers may cut back on airline travel plans over safety concerns. Prices continued to move lower towards the latter half of the month after news of an official cease-fire between Israel and Hezbollah militants in Lebanon, and on news that the Organization of Petroleum Exporting Countries reduced its 2006 oil demand growth forecast on expectations for a slowing global economy.
Within the metals markets, small losses were incurred from long positions in copper futures as prices fell on speculation that a labor strike at the world's largest copper mine, Chile's Escondida, may soon be resolved.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Within the currency markets, gains were experienced from short positions in the Japanese yen versus the U.S. dollar as the value of the Japanese yen moved lower against its major rivals after lower-than-expected inflation data dampened expectations of an interest rate hike by the Bank of Japan in the near-future. Elsewhere in the currency sector, long positions in the British pound versus the U.S. dollar experienced gains as the value of the British pound strengthened after the Bank of England unexpectedly lifted its key interest rate to 4.75%. In addition, the value of the British pound moved higher after data from the U.K.'s Office for National Statistics showed real Gross Domestic Product increased 2.6% in the second quarter, the best performance in two years. Finally, short positions in the Swiss franc experienced gains as the value of the franc fell against the U.S. dollar on lowered expectations for an interest rate hike by the Swiss National Bank. Within the global stock index markets, gains were recorded from long positions in S&P 500 Index futures as prices climbed higher amid signs the U.S. Federal Reserve will not have to resume raising interest rates due to easing inflation. Elsewhere in the global stock index sector, long positions in Japanese index futures experienced gains as prices increased after Japanese private-sector machinery orders far exceeded expectations. Additional gains in the global equity index markets were experienced from long positions in Hong Kong index futures as prices increased on strong corporate earnings and an optimistic economic outlook for the region.
Within the global interest rate sector, gains were recorded from long positions in U.S. and Japanese fixed-income futures as prices increased on higher demand amid concerns of a slowing global economy and news that Iran will continue its nuclear research program. Meanwhile, Japanese fixed-income futures prices increased on the aforementioned reasons that affected the Japanese yen.
MORGAN STANLEY CHARTER MSFCM L.P.
                                    [CHART]
                   Month ended              YTD ended
                 August 31, 2006         August 31, 2006
                   ------------            ------------
Currencies             1.04%                  -0.74%
Interest Rates         3.02%                   5.05%
Stock Indices          0.00%                  -1.53%
Energies              -1.34%                  -5.94%
Metals                 0.26%                  10.16%
Agriculturals          0.17%                   0.75%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund experienced gains across the global interest rate, currency, metals, and agricultural sectors. These gains were partially offset by losses generated in the energy sector.
Within the global interest rate sector, gains were recorded from long positions in U.S., Japanese, and German fixed-income futures as prices increased on higher demand amid concerns of a slowing global economy and news that Iran will continue its nuclear research program. U.S. interest rate futures prices were also pressured higher by government reports showing a slow-down in the U.S. economy and soft inflation data, which boosted expectations that the U.S. Federal Reserve will hold interest rates steady at its next policy meeting. In Asia, Japanese fixed-income futures prices increased after lower-than-expected inflation data dampened expectations for an interest rate hike by the Bank of Japan in the near-future. Elsewhere in the global interest rate sector, German fixed-income futures prices rose after consumer prices in the Euro-Zone fell for the first time in five months and the "ZEW" report showed investor confidence in Germany fell to its lowest level since June 2001.
MORGAN STANLEY CHARTER MSFCM L.P.
(continued)
Within the currency markets, short positions in the Japanese yen versus the U.S. dollar and the euro experienced gains as the value of the Japanese yen moved lower against its major rivals after lower-than-expected inflation data dampened expectations for an interest rate hike by the Bank of Japan in the near-future. Elsewhere in the currency sector, long positions in the British pound relative to the euro and the U.S. dollar recorded gains as the pound strengthened after the Bank of England unexpectedly lifted its key interest rate to 4.75%. In addition, the value of the British pound moved higher after data from the U.K.'s Office for National Statistics showed real Gross Domestic Product increased 2.6% in the second quarter, the best performance in two years. Finally, smaller gains were recorded from long Canadian dollar positions versus the U.S. dollar as the Canadian dollar strengthened on continued optimism about the future of the Canadian economy.
Within the metals markets, gains were experienced from long positions in nickel futures as prices advanced on continued strong demand from expanding global economies and supply disruptions at mines in Chile and Canada. Short positions in aluminum futures also recorded gains as prices dropped after the release of weaker-than-expected U.S. consumer confidence data.
Within the agricultural markets, short positions in sugar futures experienced gains as prices fell under pressure from low physical demand and high inventories. Elsewhere in the agricultural markets, smaller gains were recorded from short positions in soybean futures as prices ended the month lower on weakening demand and slow export sales, as well as above-average crop ratings. Within the energy markets, losses were incurred from long futures positions in natural gas, unleaded gas, and heating oil as prices fell sharply due to indications of a weakening economy. In addition, prices moved lower on signs that Tropical Storm Ernesto would likely bypass the production areas of the Gulf of Mexico.
MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
                   Month ended              YTD ended
                  August 31, 2006         August 31, 2006
                   ------------            ------------
Currencies            -0.10%                   -6.55%
Interest Rates        -2.40%                    4.50%
Stock Indices         -0.19%                    2.83%
Energies               0.16%                   -0.89%
Metals                 0.00%                    2.73%
Agriculturals          0.03%                   -1.41%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund incurred losses across the global interest rate, global stock index, and currency sectors. These losses were partially offset by gains generated in the energy and agricultural markets.
Within the global interest rate markets, losses were incurred from short positions in U.S., German, and British fixed-income futures as prices increased on higher demand amid concerns of a slowing global economy and news that Iran will continue its nuclear research program. U.S. interest rate futures prices were also pressured higher by government reports showing a slow-down in the U.S. economy and soft inflation data, which boosted expectations that the U.S. Federal Reserve will hold interest rates steady at its next policy meeting. Elsewhere in the global interest rate sector, German fixed-income futures prices rose after consumer prices in the Euro-Zone fell for the first time in five months and the "ZEW" report showed investor confidence in Germany fell to its lowest level since June 2001, while British fixed-income futures prices increased on weaker-than-expected industrial data.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Within the global stock index markets, losses were incurred from short positions in Nasdaq 100 Index futures as prices advanced after tamer-than-expected inflation data lifted hopes that the U.S. Federal Reserve has stopped raising interest rates. Elsewhere in the global stock index sector, small losses were incurred from short positions in German equity index futures as prices moved higher after government reports showed the Euro-Zone economy in the second quarter expanded at its fastest pace in five years and Germany's Consumer Price Index increased in line with expectations.
Within the currency markets, losses were incurred from short positions in the New Zealand dollar as the value of the New Zealand dollar moved higher amid recent reports showing a solid economy, which increased speculation that the Reserve Bank of New Zealand will continue to raise interest rates in the near-future.
Within the energy markets, gains were incurred from short futures positions in natural gas as prices fell sharply due to signs that Tropical Storm Ernesto would likely bypass the production areas of eastern and central Gulf of Mexico. Within the agricultural markets, gains were recorded from short positions in soybean meal futures as prices ended the month lower on weakening demand and slow export sales, as well as above-average crop ratings. Elsewhere in the agricultural markets, short positions in sugar futures experienced gains as prices fell under pressure from low physical demand and high inventories. MORGAN STANLEY CHARTER MILLBURN L.P.
                                    [CHART]
                   Month ended              YTD ended
                 August 31, 2006           August 31, 2006
                  -------------            -------------
Currencies             0.29%                   -7.82%
Interest Rates        -1.91%                    1.53%
Stock Indices          0.34%                    0.35%
Energies              -0.57%                   -1.10%
Metals                 0.45%                    7.53%
Agriculturals          0.00%                   -1.42%
Note: Reflects trading results only and does not include fees or interest income.
During the month, the Fund incurred losses across the global interest rate and energy sectors. These losses were partially offset by gains generated in the metals, global stock index, and currency markets.
Within the global interest rate markets, losses were incurred from short positions in U.S., Japanese, Australian, and Canadian fixed-income futures as prices increased on higher demand amid concerns of a slowing global economy and news that Iran will continue its nuclear research program. In addition, U.S. interest rate futures prices were pressured higher by government reports showing weaker-than-expected U.S. economic data and soft inflation data, thereby boosting expectations that the U.S. Federal Reserve will hold interest rates steady at its next policy meeting. Elsewhere in the global interest rate sector, Japanese fixed-income futures prices increased after lower-than-expected inflation data dampened expectations for an interest rate hike by the Bank of Japan in the near-future. Meanwhile, Australian fixed-income futures were buoyed by the release of an economic report showing consumer confidence in Australia had its biggest monthly decline since 1989. Finally, Canadian fixed-income futures prices rose after data suggested that the Canadian Gross Domestic Product grew at its slowest pace in more than a year.
MORGAN STANLEY CHARTER MILLBURN L.P.
(continued)
Within the energy markets, long futures positions in crude oil and its related products incurred losses as prices reversed lower after remarks by U.S. Department of Energy Secretary Samuel Bodman suggested there were adequate supplies to make up for the loss of output due to BP's recent pipeline shutdown in Alaska. Additionally, prices were pressured lower after reports of a terrorist plot to attack U.S.-bound flights from the United Kingdom increased concerns that demand for oil may weaken as consumers may cut back on airline travel plans over safety concerns. Prices continued to move lower towards the latter half of the month after news of an official cease-fire between Israel and Hezbollah militants in Lebanon, and news that the Organization of Petroleum Exporting Countries reduced its 2006 oil demand growth forecast on expectations for a slowing global economy.
Within the metals markets, gains were experienced from long positions in nickel futures as prices advanced on continued strong demand from expanding global economies and supply disruptions at mines in Chile and Canada. Elsewhere in the metals sector, long positions in silver futures experienced gains as prices increased on a weak U.S. dollar and higher safe-haven demand after violence escalated in the Middle East and Iran refused to comply with the United Nation's demands to suspend its uranium enrichment program.
Within the global stock index markets, long positions in Hong Kong equity index futures experienced gains as prices increased on strong corporate earnings and an optimistic economic outlook for the region. Elsewhere in the global stock index sector, long positions in European equity index futures experienced gains as prices increased after government reports showed the Euro-Zone economy in the second quarter expanded at its fastest pace in five years.
Within the currency markets, gains were experienced from short positions in the Swiss franc versus the British pound as the value of the franc fell on lowered expectations of an interest rate hike by the Swiss National Bank. In addition, the British pound strengthened after the Bank of England unexpectedly lifted its key interest rate to 4.75%. Elsewhere in the currency sector, short positions in the Japanese yen versus the Australian dollar and U.S. dollar experienced gains as the value of the Japanese yen moved lower against its major rivals after lower-than-expected inflation data dampened expectations of an interest rate hike by the Bank of Japan in the near-future.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED AUGUST 31, 2006 (UNAUDITED)

                                      Morgan Stanley              Morgan Stanley               Morgan Stanley
                                   Charter Campbell L.P.        Charter MSFCM L.P.          Charter Graham L.P.
                                --------------------------  --------------------------  ---------------------------
                                             Percentage of               Percentage of                Percentage of
                                            August 1, 2006              August 1, 2006               August 1, 2006
                                               Beginning                   Beginning                    Beginning
                                  Amount    Net Asset Value   Amount    Net Asset Value    Amount    Net Asset Value
                                ----------  --------------- ----------  --------------- -----------  ---------------
                                    $              %            $              %             $              %
INVESTMENT INCOME
  Interest income (Note 2)       1,871,697         .45         565,224         .45        1,855,419         .44
                                ----------       -----      ----------       -----      -----------       -----
EXPENSES
  Brokerage fees (Note 2)        2,100,551         .50         632,044         .50        2,118,538         .50
  Management fees (Note 2 & 3)     927,743         .22         210,681         .17          706,180         .17
                                ----------       -----      ----------       -----      -----------       -----
   Total Expenses                3,028,294         .72         842,725         .67        2,824,718         .67
                                ----------       -----      ----------       -----      -----------       -----
NET INVESTMENT LOSS             (1,156,597)       (.27)       (277,501)       (.22)        (969,299)       (.23)
                                ----------       -----      ----------       -----      -----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                      (4,902,606)      (1.17)     (1,627,338)      (1.29)     (12,507,387)      (2.95)
  Net change in unrealized       3,823,958         .91       5,626,401        4.45        2,403,819         .57
                                ----------       -----      ----------       -----      -----------       -----
   Total Trading Results        (1,078,648)       (.26)      3,999,063        3.16      (10,103,568)      (2.38)
                                ----------       -----      ----------       -----      -----------       -----
NET INCOME (LOSS)               (2,235,245)       (.53)      3,721,562        2.94      (11,072,867)      (2.61)
                                ==========       =====      ==========       =====      ===========       =====

                                     Morgan Stanley
                                  Charter Millburn L.P.
                                ------------------------
                                           Percentage of
                                          August 1, 2006
                                             Beginning
                                 Amount   Net Asset Value
                                --------  ---------------
                                   $             %
INVESTMENT INCOME
  Interest income (Note 2)       195,156         .44
                                --------       -----
EXPENSES
  Brokerage fees (Note 2)        219,763         .50
  Management fees (Note 2 & 3)    73,254         .16
                                --------       -----
   Total Expenses                293,017         .66
                                --------       -----
NET INVESTMENT LOSS              (97,861)       (.22)
                                --------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                      (593,623)      (1.35)
  Net change in unrealized        (3,387)       (.01)
                                --------       -----
   Total Trading Results        (597,010)      (1.36)
                                --------       -----
NET INCOME (LOSS)               (694,871)      (1.58)
                                ========       =====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED AUGUST 31, 2006 (UNAUDITED)

                             MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                          CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                   CHARTER GRAHAM L.P.
                  ------------------------------------  ------------------------------------ ----------------------------
                       UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                  --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                       $          $                         $          $                          $
Net Asset Value,
 August 1, 2006   34,071,225.349  420,110,259   12.33   7,938,822.366  126,408,831   15.92   22,168,298.728  423,707,611
Net Income (Loss)       --         (2,235,245)   (.07)        --         3,721,562     .47         --        (11,072,867)
Redemptions         (437,175.526)  (5,359,772)  12.26    (110,977.511)  (1,818,921)  16.39     (235,821.455)  (4,388,637)
Subscriptions           --             --         --       49,752.092      815,437   16.39      275,652.568    5,129,894
                  --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 August 31, 2006  33,634,049.823  412,515,242   12.26   7,877,596.947  129,126,909   16.39   22,208,129.841  413,376,001
                  ==============  ===========           =============  ===========           ==============  ===========

                                     MORGAN STANLEY
                                  CHARTER MILLBURN L.P.
                  -------- ----------------------------------
                  PER UNIT     UNITS        AMOUNT    PER UNIT
                  -------- -------------  ----------  --------
                     $                        $          $
Net Asset Value,
 August 1, 2006    19.11   4,292,335.987  43,952,630   10.24
Net Income (Loss)   (.50)        --         (694,871)   (.16)
Redemptions        18.61     (54,716.155)   (551,539)  10.08
Subscriptions      18.61      43,425.716     437,731   10.08
                           -------------  ----------
Net Asset Value,
 August 31, 2006   18.61   4,281,045.548  43,143,951   10.08
                           =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all of the options on foreign currency forward contracts. Prior to September 15, 2006, the trading advisor for Charter MSFCM was VK Capital Inc. ("VK Capital," or the "Trading Advisor"). Demeter, Morgan Stanley DW, MS & Co., MSIL, MSCG, and VK Capital are wholly-owned subsidiaries of Morgan Stanley.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective September 15, 2006, Demeter terminated the management agreement between Charter MSFCM and VK Capital. Consequently, VK Capital has ceased all futures interests trading on behalf of Charter MSFCM as of September 15, 2006. Also, effective September 30, 2006, Demeter terminated the management agreement between Charter Millburn and Millburn Ridgefield Corporation ("Millburn"). Consequently, Millburn will cease all futures interests trading on behalf of Charter Millburn as of September 30, 2006. Demeter expects to allocate Charter MSFCM's and Charter Millburn's assets to a replacement trading advisor(s) on or about December 1, 2006. In the interim, all of Charter MSFCM's assets and Charter Millburn's assets will be paid interest at the rate specified in the Charter Series currently effective prospectus, with your share of interest credited to your Units. No management, brokerage, or incentive fees will be charged during this interim period, given the absence of futures interests trading by Charter MSFCM and Charter Millburn.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from
MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Subsequent to September 15, 2006 for Charter MSFCM and subsequent to September 30, 2006 for Charter Millburn, no brokerage fees will be paid until a replacement Trading Advisor(s) is appointed and trading is to commence. Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership except Charter Campbell are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. Effective September 30, 2006, Units of Charter MSFCM and Charter Millburn will not be offered until such time as a replacement Trading Advisor(s) is appointed and trading is to commence. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.
  Effective May 1, 2006, Charter Campbell no longer accepts any subscriptions for Units in the Partnership.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their investment among Charter MSFCM, Charter
Graham, and Charter Millburn (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Effective September 30, 2006, Charter MSFCM and Charter Millburn will not accept any exchanges of Units from any other Charter Series of Funds until such time as a replacement Trading Advisor(s) is appointed and trading is to commence.
  Effective May 1, 2006, Charter Campbell no longer accepts any exchanges of Units from any other Charter Series Fund for Units of Charter Campbell. DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Subsequent to September 15, 2006 for Charter MSFCM and subsequent to September 30, 2006 for Charter Millburn, no brokerage fees will be paid until a replacement Trading Advisor(s) is appointed and trading is to commence. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed.
Morgan Stanley DW pays interest on these funds as described in Note 1.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Prior to September 15, 2006, Demeter, on behalf of Charter MSFCM and itself, entered into a Management Agreement with VK Capital to make all trading decisions for the Partnership. Charter MSFCM paid management and incentive fees (if any) to VK Capital.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter MSFCM L.P.
  VK Capital Inc.--Terminated as of September 15, 2006
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation--Terminated as of September 30, 2006 Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter MSFCM, Charter Graham, and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Effective as of September 15, 2006 for Charter MSFCM and September 30, 2006 for Charter Millburn, no management fees will be paid until a replacement Trading Advisor(s) is appointed and trading is to commence.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Effective as of September 15, 2006 for Charter MSFCM and September 30, 2006 for Charter Millburn, no incentive fees will be paid until a replacement
Trading Advisor(s) is appointed and trading is to commence.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a Trading Advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the Trading Advisor must recover such losses before that Trading Advisor is eligible for an incentive fee in the future.
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
                    Demeter Management Corporation
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